Announcement

7.75% Guaranteed Notes Due 2010

CUSIP No. 45579MAA5 and ISIN Nos. US45579MAA53 (Rule 144A) and USN44507AA44 (Regulation S)

of

INDOSAT FINANCE COMPANY B.V.

Guaranteed by

PT INDOSAT TBK

and

INDOSAT INTERNATIONAL FINANCE COMPANY B.V.

7.125% Guaranteed Notes Due 2012 CUSIP No. 45579NAA3 and ISIN Nos. US45579NAA37 (Rule 144A) and USN44508AA27 (Regulation S) of INDOSAT INTERNATIONAL FINANCE COMPANY B.V. Guaranteed by PT INDOSAT TBK

PT Indosat TBK ("Indosat"), Indosat Finance Company B.V. (“Indosat Finance”) and Indosat International Finance Company B.V. (“Indosat International”) announced today that as part of Indosat’s capital management strategy, Indosat or its subsidiaries may purchase a portion of its US$300,000,000 7.75% Guaranteed Notes Due 2010 (the "2010 Notes") and US$250,000,000 7.125% Guaranteed Notes Due 2012 (the "2012 Notes").  Indosat or its subsidiaries may purchase up to US$100,000,000 of such notes through a combination of the 2010 Notes and the 2012 Notes, but Indosat does not intend to purchase more than 25% in principal amount of either series of notes. Any notes purchased will be presented to the trustee for cancellation.

Forward-looking Information

The information contained in this announcement that addresses future plans, results or expectations is considered “forward-looking” information within the definition of the U.S. federal securities laws.  Forward-looking information in this document can be identified through the use of words such as “may,” “will,” “intend,” “plan,” “project,” “expect,” “anticipate,” “should,” “would,” “believe,” “estimate,” “contemplate” and “possible.” The forward-looking information is premised on many factors, some of which are outlined below.  Actual consolidated results might differ materially from projected forward-looking information if there are any material changes in management’s assumptions.

The forward-looking information and statements are or may be based on a series of projections and estimates and involve risks and uncertainties.  These risks and uncertainties include such factors as: the availability of funds, either through cash on hand or other means, to purchase the 2010 Notes and the 2012 Notes; potential further downgrades in the credit ratings of the Government of Indonesia; our ability to respond quickly to trends in the telecommunications industry; the competitive environment within the telecommunications industry; effective expense control; geo-political risks and changes in interest rates.

Management undertakes no obligation to correct or update any forward-looking statements, whether as a result of new information, future events, or otherwise.

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